SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 70)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

451100 10 1

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 70 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

On July 10, 2023, Carl Icahn and certain of his affiliates entered into a three-year term loan agreement (the “Loan Agreement”) with Bank of America, N.A., Bank of Montreal, Deutsche Bank AG, New York Branch, Morgan Stanley Private Bank, National Association, and M&T Bank, which amends and restates previous loan agreements with such lenders and consolidates all borrowings of Mr. Icahn. Neither the Issuer nor any of its subsidiaries is a party to the Loan Agreement or the previous loan agreements. The Loan Agreement extends the maturity of certain of the previous loans, amends certain covenants, charges interest at a variable rate, and provides for a principal payment of $500 million on or before September 1, 2023, quarterly principal payments of $87.5 million beginning in September 2024, and a final principal payment of $2.5 billion at the end of the term. The Loan Agreement permits prepayments of principal without penalty. The obligations under the Loan Agreement are secured by pledges of an aggregate of 320 million Depositary Units owned by Mr. Icahn and $2 billion of interests owned by Mr. Icahn in the private investment funds managed by the Issuer. The Issuer and Mr. Icahn and his family members and affiliates are the sole investors in the private investment funds. The terms of the Loan Agreement require that distributions paid upon, or proceeds from sales of, pledged Depositary Units be used to prepay the loans or be pledged as additional collateral. Pursuant to the terms of the Loan Agreement, a margin call may only be triggered in the event that the loan-to-value ratio set forth in the Loan Agreement is not maintained. Unlike the previous loan agreements, for purposes of the loan-to-value ratio set forth in the Loan Agreement, the value of the pledged Depositary Units will be calculated based upon the Issuer’s indicative net asset value rather than the market price of the Depositary Units. As is customary with collateralized loan agreements, upon the occurrence of certain events of default, the lenders may exercise their rights with respect to the collateral.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: July 10, 2023

CCI ONSHORE LLC

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

HIGHCREST INVESTORS LLC

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

[Signature Page for Amendment No. 70 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

STARFIRE HOLDING CORPORATION

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page for Amendment No. 70 to Schedule 13D – Icahn Enterprises L.P.]